                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                  25, AVENUE KLÉBER, 75116 PARIS, FRANCE
                 ----------------------------------------------
              (Address of Registrant's Principal Executive Office)

         (Indicate  by check  mark  whether  the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F   X                                Form 40-F
                   -----                                        -----

         (Indicate  by check mark  whether the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

         Yes                                          No   X
             -----                                       -----

         (If "Yes" is marked,  indicate  below the file  number  assigned to the
Registrant in connection with Rule 12g3-2(b): _____)

ENCLOSURES:

Press release dated August 20, 2002 "Charter and Forward Sale
Agreements Concluded for Two Further Renaissance Ships"........................3

Press release dated August 27, 2002 "Airport Railway Link Contracts for ALSTOM in Greece and in Korea".............................................4

Press release dated August 29, 2002 "ALSTOM Awarded Major Contract to Supply GT13E2 Gas Turbine Technology to Iran"...............................6

Press release dated September 2, 2002 "ALSTOM Joint Venture Chosen for
Channel Tunnel Link Infrastructure Contract"...................................8

                                                                  20 August 2002

                  CHARTER AND FORWARD SALE AGREEMENTS CONCLUDED
                        FOR TWO FURTHER RENAISSANCE SHIPS

ALSTOM  confirmed that the respective  owners of the  cruise-ships R THREE and R
FOUR have concluded  charter and forward sale agreements with members of the P&O
Princess  Cruises group for these vessels.  The agreements  consist of a charter through to the end of 2004 and a firm commitment to purchase in January 2005.

After this  agreement,  ALSTOM's credit exposure of 432 million euros as well as the  provision  of 144 million  euros  included in the 2001/02  accounts  remain unchanged.

R THREE and R FOUR are two of the eight sister  cruise-ships built by ALSTOM for
Renaissance.  After the failure of Renaissance, the owners of R THREE and R FOUR took  control of the two  vessels,  which have been laid up in French  Polynesia since late  September  2001,  and are  expected to start  commercial  operations before the end of this year after a scheduled dry dock.

Among the six other  sister-ships,  R EIGHT has been chartered for up to 7 years with P&O Princess with a call option which, if exercised,  will cover the credit exposure of ALSTOM. Another ship, R FIVE, is operating in the Mediterranean on a short-term charter.

Negotiations  are continuing  regarding the remaining  ships in a combination of charter and sale contracts with other parties.

Press enquiries:     S. Gagneraud
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

                                                                  27 August 2002

                         AIRPORT RAILWAY LINK CONTRACTS
                        FOR ALSTOM IN GREECE AND IN KOREA

      THESE CONTRACTS HAVE A COMBINED VALUE OF 289 MILLION EUROS FOR ALSTOM

IN GREECE,  ALSTOM,  as a member of a consortium,  has won a new order to supply and  construct the  electrical  and  mechanical  elements of a new suburban line between the city centre of Athens,  and the new airport at Spata. The consortium includes Greek  companies J&P - AVAX SA, ETETH and GNOMON SA who are responsible for the civil works. The contract, awarded by ERGOSE, subsidiary of the National
Greek  Railways,  has an overall value of 326 million  euros,  of which ALSTOM's share will be 134 million euros.

ALSTOM will be  responsible  for the turnkey  project  management and the design engineering,  and will supply the substations,  the signaling,  the catenary and the track.

An  important  part of this  contract is the supply of a European  Rail  Traffic
Management  System - ERTMS*  which  incorporates  ALSTOM's  ATLAS™  system  for signaling,  train  control  and  traffic  management.  ALSTOM  will  provide the on-board  equipment,  the  interlocking,  the track-side  products,  the control centre and SCADA. This landmark project is one of the largest orders to date for this proven, next-generation technology, which will greatly improve rail network performance in Greece.

The 30-kilometre link will comprise an existing 10-kilometre section between the city centre and city limits, which will be renovated, and a new line linking the city limits and the airport.

Passenger  service will  commence on this line in time for the Olympic  Games in the summer of 2004.

* ERTMS:  European  Rail  Traffic  Management  System is the  initiative  by the
European Union to create a unique  control/command system for railways to enable interoperability  throughout the European rail network. ALSTOM has been involved in  the  ERTMS  project  from  the  start.  Today,  due to  significant  testing
throughout   Europe,   ALSTOM  has  already   achieved   great  success  in  the

demonstration  and  implementation  of ERTMS and has been recently chosen by the
Swiss Federal Railways to implement this system.

IN KOREA, ALSTOM, as a member of the IKFC consortium, has signed a contract with the Incheon  International  Airport Railroad Co. Ltd, for the project management and supply of  equipment  for a new airport  railway  link  between  Incheon and
Seoul.  The total order is worth 400 million  euros,  of which ALSTOM's share is
155 million euros.

The new 60 km line will link  Incheon  international  airport with the centre of
Seoul.  Both direct and commuter  transit  services  between the airport and the city centre are  planned.  This will  include a  connection  to the  Seoul-Pusan national high speed rail line.  Commercial  service is scheduled to begin in the end of 2005.

ALSTOM  and its  Korean  based  Company,  Eukorail,  created  initially  for the
Seoul-Pusan  high speed  train  project,  will be  responsible  for the  Incheon project management, system engineering and integration, as well as the supply of the signaling equipment.  The Korean Company Rotem will also be part of the IKFC consortium and supply the rolling stock.

Michel Moreau,  President of ALSTOM's Transport Sector, said: "This new order is
ALSTOM's second great success in Korea in the field of rail transport: our first order for the Seoul to Pusan high speed train is progressing  well and the first
Korean-made  train  has  just  been  completed.  Eukorail's  experience  of rail transport  in  Korea  will  once  again  be of great  value  for the  successful completion of this new project."

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL SALES IN EXCESS OF €23 BILLION AND EMPLOYED 118,000 PEOPLE IN OVER 70
COUNTRIES.
ALSTOM IS LISTED ON THE PARIS,  LONDON AND NEW YORK STOCK EXCHANGES.
ALSTOM'S  TRANSPORT  SECTOR,  WITH  ANNUAL  SALES  OF €4.4  BILLION,  IS  AN
INTERNATIONALLY LEADING SUPPLIER OF ROLLING STOCK, INFORMATION SYSTEMS, SERVICES
AND COMPLETE TURNKEY SYSTEMS TO THE RAIL INDUSTRY.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

                                                                  29 August 2002

                 ALSTOM AWARDED MAJOR CONTRACT TO SUPPLY GT13E2
                         GAS TURBINE TECHNOLOGY TO IRAN

      GT13E2 TECHNOLOGY WILL HELP TO MEET THE GROWING DEMAND FOR ELECTRICAL
                                  POWER IN IRAN

ALSTOM has been awarded a contract to supply gas turbine  equipment and services to provide 900 MW of electric  power to the Bandar Abase  region.  The Hormozgan power plant will be located approximately 50 km north of Bandar Abbas.

The contract,  worth around 200 million  euros,  was placed by MAPNA  Investment
Co., Iran and Napna  International  Co., a company recently formed in the UAE to act as financier of and investor on IPP  projects.  As part of the  government's privatisation  policy,  IPP projects  have been  stipulated in the 2nd Five-year
Development  Plan of Iran.  MAPNA is a pioneer in this field, but already enjoys good  business  relationships  with local and  international  companies  who are acting as sub-contractors and suppliers in its contracts.

ALSTOM will supply six GT13E2 gas turbines,  including the generators,  and will supervise the erection and commissioning work. In addition,  ALSTOM will provide spare  parts for a five-year  operation  period.  The first  GT13E2 unit will be delivered in March 2003 and the last unit in October 2003.

The  Hormozgan  plant will be  operational  in December  2004 and will  strongly compensate  the projected  shortage of power in the region.  In the future,  the power plant can be extended by conversion into a combined-cycle power plant with an output of approximately 1400 MW.

This order brings the total of GT13E2  machines sold to 83 units.  The fleet has accumulated more than 1,300,000 operating hours.

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL SALES IN EXCESS OF €23  BILLION AND EMPLOYED MORE THAN 118,000 PEOPLE
IN OVER 70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.

Press enquiries:     S. Gagneraud (Tel. +33 1 47 55 25 87) -
                     internet.press@chq.alstom.com
                     Lynne Anderson(Tel. +46 122 81 700)

Investor relations:  E. Rocolle-Teyssier (Tel. +33 1 47 55 25 78)
                     investor.relations@chq.alstom.com
                     Internet : http://www.alstom.com

                                                                2 September 2002

                 ALSTOM JOINT VENTURE CHOSEN FOR CHANNEL TUNNEL
                       RAIL LINK INFRASTRUCTURE CONTRACT

An  integrated  Joint  Venture  led by ALSTOM,  with  Carillion  and  Travaux du
Sud-Ouest, has been chosen as the contractor for the track and overhead catenary system for  section 2 of the Channel  Tunnel  Rail Link in the UK.  Section 2 of
this link,  between  Ebbsfleet and St Pancras,  covers 40 kilometres.  The total value of the contract is around 190 million euros (120 million pounds).

The Channel Tunnel Rail Link (CTRL),  managed by Union Railways  North, is a new high speed link  opening in 2007  which will halve  journey  times from  central
London to the Channel Tunnel. Paris will be 2 hours 20 minutes and Brussels just
2 hours from St Pancras station by non-stop Eurostar.

In order to fulfil the  contract,  ALSTOM will  deploy its design,  procurement, project management and commissioning expertise,  gained as a major player in the railway infrastructure market world-wide.

Michel  Moreau,  President of ALSTOM's  Transport  Sector said:  "This is a very exciting  project for ALSTOM.  Building on our  experience  of  high-speed  line projects,  we now lead a JV which  will lay the  track,  install  the  catenary, undertake the  commissioning,  thereby supporting our customer in the completion of an historic  project that started with the construction of the Channel Tunnel in the late 1980s."

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL SALES IN EXCESS OF €23  BILLION AND EMPLOYED  118,000 PEOPLE IN OVER
70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.
ALSTOM'S  TRANSPORT  SECTOR,  WITH  ANNUAL  SALES OF  €4.4  BILLION,  IS AN
INTERNATIONALLY LEADING SUPPLIER OF ROLLING STOCK, INFORMATION SYSTEMS, SERVICES
AND COMPLETE TURNKEY SYSTEMS TO THE RAIL INDUSTRY.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: September 4, 2002                    By: /s/ Philippe Jaffré
                                               -------------------------------
                                               Name:   Philippe Jaffré
                                               Title:  Chief Financial Officer